                               Filing by Columbia Funds Series Trust pursuant to Rule 425 under the Securities Act of 1933, and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.

                               Subject Company:
                               Columbia Funds Series Trust I
                               (SEC File Nos. 2-99356; 811-4367)

                       COLUMBIA SMALL COMPANY EQUITY FUND
                                  (THE "FUND")

             SUPPLEMENT TO THE PROSPECTUSES DATED FEBRUARY 1, 2006

         The Board of Trustees of the Fund has approved a proposal to reorganize the Fund into Columbia Small Cap Growth Fund II (the "Acquiring Fund"), subject to approval by the shareholders of the Fund. If the shareholders of the Fund approve the proposal relating to the reorganization of the Fund, and the various other conditions to the closing of the reorganization are satisfied, all of the assets of the Fund will be transferred to the Acquiring Fund and shareholders of the Fund will receive shares of the Acquiring Fund in exchange for their shares. Shareholders of the Fund are scheduled to vote on the proposal relating to the reorganization of their Fund at a special meeting of shareholders currently expected to be held in the third quarter of 2006. If approved at the special meeting, the reorganization is proposed to take place shortly thereafter.

         The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of the Acquiring Fund, nor is it a solicitation of any proxy. For more information regarding the Acquiring Fund, or to receive a free copy of a prospectus/proxy statement relating to a proposed reorganization once a registration statement relating to the proposed reorganizations has been filed with the Securities and Exchange Commission and become effective, please call 1-800-345-6611 or visit the Fund's website at www.columbiafunds.com. This prospectus/proxy statement (when available) will contain important information about fees, expenses and risk considerations. The prospectus/proxy statement will also be available for free on the Securities and Exchange Commission's website (www.sec.gov). Please read the prospectus/proxy statement carefully before making any investment decisions.

INT-47/109556-0406                                                April 25, 2006

COLUMBIA MANAGEMENT                           Columbia Management Services, Inc.
                                              P.O. Box 8081
                                              Boston, MA 02266-8081



April 25, 2006

Dear Columbia Funds Shareholder,

At Columbia Management, we periodically evaluate our mutual fund offerings as part of a broader effort to best address the needs of our shareholders. As a result of this review, management has proposed the mergers of the funds listed in the table below. These mergers have been approved by the funds' Board of Trustees and are subject to shareholder approval at a special meeting scheduled for September 6, 2006. A supplement to your fund's prospectus announcing the proposed merger is enclosed.

PROPOSED MERGERS

TARGET FUND                                                      ACQUIRING FUND
-----------                                                      --------------
Columbia Small Company Equity Fund                               Columbia Small Cap Growth Fund II
Columbia Intermediate Core Bond Fund*                            Columbia Core Bond Fund
Columbia Utilities Fund                                          Columbia Dividend Income Fund
Columbia Marsico Mid Cap Growth Fund                             Columbia Mid Cap Growth Fund
Columbia Tax-Exempt Insured Fund                                 Columbia Tax-Exempt Fund*
Columbia Municipal Income Fund
Columbia Tax-Managed Growth Fund*                                Columbia Large Cap Growth Fund*
Columbia Growth Stock Fund

*Funds marked with an asterisk were involved in a merger in 2005. In addition, in 2005, Nations Funds were re-branded Columbia Funds.

In approving the mergers, the Trustees of your fund considered, among other things, the extent of the similarity of the funds' investment strategies and objectives, the overlap, if any, in the portfolio management teams and any opportunities for expense savings.

As a shareholder currently invested in one of the target funds, you can expect to receive in July a prospectus/proxy statement for the shareholder meeting. We urge you to review that document carefully for details of the proposed merger, and complete and return your proxy ballot. The merger is expected to be tax-free for federal income tax purposes.

If approved by shareholders, the mergers are tentatively scheduled for mid to late September 2006; all target funds will remain open for additional purchases through the close of business on the day of the merger.

We thank you for investing in Columbia Funds and look forward to serving your investment needs for many years to come. If you have any questions, please contact your financial advisor or a customer service representative at 800.345.6611.

Sincerely,

/s/Christopher L. Wilson
-------------------------
Christopher L. Wilson
Head of Mutual Funds, Columbia Management

PLEASE CONSIDER THE OBJECTIVES, RISKS, CHARGES AND EXPENSES OF ANY COLUMBIA FUND CAREFULLY BEFORE INVESTING. THE FOREGOING IS NOT AN OFFER TO SELL, NOR A SOLICITATION OF AN OFFER TO BUY, SHARES OF ANY COLUMBIA FUND, NOR IS IT A SOLICITATION OF ANY PROXY. FOR MORE INFORMATION REGARDING ANY COLUMBIA FUND, OR TO RECEIVE A FREE COPY OF A PROSPECTUS/PROXY STATEMENT RELATING TO THE PROPOSED MERGER ONCE A REGISTRATION STATEMENT RELATING TO THE PROPOSED MERGER HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND BECOME EFFECTIVE, PLEASE CALL 800.345.6611 OR VISIT THE FUND'S WEBSITE AT WWW.COLUMBIAFUNDS.COM. THE PROSPECTUS/PROXY STATEMENT (WHEN AVAILABLE) WILL CONTAIN IMPORTANT INFORMATION ABOUT FEES, EXPENSES AND RISK CONSIDERATIONS. THE PROSPECTUS/PROXY STATEMENT WILL ALSO BE AVAILABLE FOR FREE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE (WWW.SEC.GOV). PLEASE READ THE PROSPECTUS/PROXY STATEMENT CAREFULLY BEFORE MAKING ANY INVESTMENT DECISIONS.

Columbia Management is the primary investment management division of Bank of America Corporation. Columbia Management entities furnish investment management services and advise institutional and mutual fund portfolios. Columbia Funds and CMG Funds are distributed by COLUMBIA MANAGEMENT DISTRIBUTORS, INC., member NASD and SIPC. Columbia Management Distributors, Inc. is part of Columbia Management and an affiliate of Bank of America Corporation.


---------------------------------                   SHC-22/110206-0406 06/25004
NOT FDIC        MAY LOSE VALUE
INSURED       NO BANK GUARANTEE
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